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                                     UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549

                                    Amendment No. 1

I.    General Identifying Information

1. Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 a)

      [  ]  Merger

      [X]   Liquidation

      [  ]  Abandonment of Registration

     (Note: Abandonments of Registration answer only questions 1 through 15, 24 and this form and complete verification at the end of the form.)

      [  ]  Election of status as a Business Development Company

     (Note: Business Development Companies answer only questions 1 thorough 10 of this form and complete verification at the end of the form.)

2.    Name of fund:  Targeted Duration Trust

3.    Securities and Exchange Commission File No.  811-6085

4.    Is this an initial Form N-8F or an amendment to a previously filed
      Form N-8F?

      [  ]  Initial Application           [X]   Amendment

5. Address of Principal Executive Office (include No. & Street, City, State, Zip Code):
            5800 Corporate Drive, Pittsburgh, Pennsylvania 15237-7000

6. Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

            M. Cole Dolinger
            Federated Investors Tower
            1001 Liberty Avenue
            Pittsburgh, PA  15222
            (412) 288-2292

7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a, .31a-2]:

            Registrant                    Federated Investors Tower
                                          1001 Liberty Avenue
                                          Pittsburgh, PA  15222-3779

     (Notices should be sent to the Agent for Service at above address)

                                          5800 Corporate Drive
                                          Pittsburgh, PA  15237-7010

            Federated Shareholder         Federated Investors Tower
            Services Company              1001 Liberty Avenue
            ("Transfer Agent and          Pittsburgh, PA 15222-3779
            Dividend Disbursing Agent")

            Federated Services Company    Federated Investors Tower
            ("Administrator")             1001 Liberty Avenue
                                          Pittsburgh, PA  15222-3779

            Federated Management          Federated Investors Tower
            ("Adviser")                   1001 Liberty Avenue
                                          Pittsburgh, PA  15222-3779

            State Street Bank and         P.O. Box 8600
            Trust Company                 Boston, MA 02266-8600
            ("Custodian")


     NOTE: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

8.    Classification of fund (check only one):

      [X]   Management company;

      [  ]  Unit investment trust; or

      [  ]  Face-amount certificate company.


9.    Subclassification if the fund is a management company (check only one):

      [X]   Open-end                [  ]  Closed-end

10. State law under which the fund was organized or formed (e.g., Delaware, Massachusetts): Massachusetts

11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated: Federated Investment Management Company (previously known as: Federated Management), Federated Investors Tower, 1001 Liberty Avenue, Pittsburgh, PA 15222

12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated: Federated Securities Corp., Federated Investors Tower, 1001 Liberty Avenue, Pittsburgh, PA 15222, has been the Fund's principal underwriter for the past five years.

13.  If the fund is a unit investment trust ("UIT") provide:

      (a)   Depositor's name(s) and address(es):

      (b)   Trustee's name(s) and address(es):

14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

            [  ]  Yes         [X]   No

      If Yes, for each UIT state:

            Name(s):

            File No.:  811-_______

            Business Address:

15. (a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

            [X]   Yes         [  ]  No


If Yes, state the date on which the board vote took place:  February 12, 1992

      If No, explain:

      (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

            [  ]  Yes         [X]   No

      If Yes, state the date on which the shareholder vote took place:

     If No, explain: The sole remaining shareholder, Federated Administrative Services, Inc. pursuant to Unanimous Consent of the Sole Shareholder dated February 12, 1992, authorized the filing on Form N-8F to terminate the Trust's Registration Statement with the Securities and Exchange Commission.

II.   Distributions to Shareholders

16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

            [X]   Yes         [  ]  No

      (a)   If Yes, list the date(s) on which the fund made those distributions:
            November 14, 1991, the last shareholders voluntarily redeemed their shares for cash.

      (b)   Were the distributions made on the basis of net assets?

            [X]   Yes         [  ]  No

      (c)   Were the distributions made pro rata based on share ownership?

            [X]   Yes         [  ]  No

      (d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:


      (e)   Liquidations only:
            Were any distributions to shareholder made in kind?

            [  ]  Yes         [X]   No

     If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.   Closed-end funds only:
      Has the fund issued senior securities?

      [  ]        Yes         [  ]  No

     If  Yes,   describe   the  method  of   calculating   payments   to  senior
securityholders and distributions to other shareholders:

18.   Has the fund distributed all of its assets to the fund's shareholders?

      [X]         Yes         [  ]  No

      If No,

     (a) How many shareholders does the fund have as of the date this form is filed?

     (b)  Describe the relationship of each remaining shareholder to the fund:

19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

      [  ]        Yes         [X]   No

     If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:


III.  Assets and Liabilities

20. Does the fund have any assets as of the date this form is filed? (See question 18 above)

      [  ]        Yes         [X]   No

      If Yes,

     (a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:

     (b)  Why has the fund retained the remaining assets?

     (c)  Will the remaining assets be invested in securities?

               [  ]  Yes      [  ]  No

21.  Does  the  fund  have  any  outstanding   debts  (other  than   face-amount
     certificates if the fund is a face-amount certificate company) or any other liabilities?

      [  ]        Yes         [X]   No

      If Yes,

      (a)   Describe the type and amount of each debt or other liability:

      (b) How does the fund intend to pay these outstanding debts or other liabilities?


IV.   Information About Event(s) Leading to Request For Deregistration

22.  (a)  List  the  expenses   incurred  in  connection   with  the  Merger  or
     Liquidation:

            (i)   Legal expenses:   NONE

            (ii)  Accounting expenses:    NONE

            (iii) Other expenses (list and identify separately): NONE

            (iv)  Total expenses (sum of lines (i)-(iii) above): NONE

      (b)   How were those expenses allocated?

      (c)   Who paid those expenses?

      (d)   How did the fund pay for unamortized expenses (if any)?

23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

      [X]         Yes         [  ]  No

     If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed: The application was filed on September 25, 1992. File No. 811-6085


V.    Conclusion of Fund Business

24.   Is the fund a party to any litigation or administrative proceeding?

      [  ]  Yes               [X]   No

     If Yes, describe the nature of any litigation or proceeding and the position taken by the fund that litigation:

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

      [  ]  Yes               [X]   No

      If Yes, describe the nature and extent of those activities:


VI.   Mergers Only

26.  (a) State the name of the fund surviving the Merger:

     (b)  State the Investment Company Act file number of the fund surviving the
          Merger: 811-______

     (c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

     (d) If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.


                                     VERIFICATION

     The undersigned stated that (i) he has executed this Amendment No. 1 to Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Targeted Duration Trust (ii) he is the Secretary of Targeted Duration Trust and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Amendment No. 1 to Form N-8F application have been taken. The undersigned also states that the facts set forth in this Amendment No. 1 to Form N-8F application are true to the best of his knowledge, information and belief.


                                    /s/ John W. McGonigle
                                    John W. McGonigle
                                    Secretary